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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                SIDERCA S.A.I.C.
                           (NAME OF SUBJECT COMPANY)

                                SIDERCA S.A.I.C.
                       (NAME OF PERSON FILING STATEMENT)

                        SIDERCA CLASS A ORDINARY SHARES,
                        NOMINAL VALUE ARP 1.00 PER SHARE
                                      AND
                       SIDERCA AMERICAN DEPOSITARY SHARES
                 (EACH REPRESENTING 10 CLASS A ORDINARY SHARES)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                   (CUSIP NUMBER OF CLASS A ORDINARY SHARES)

                                   825863103
                  (CUSIP NUMBER OF AMERICAN DEPOSITARY SHARES)

                                 GIOVANNI GALLO
                                  TECHINT INC.
                          420 FIFTH AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 376-6500
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                WITH A COPY TO:

                             SERGIO J. GALVIS, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                         NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.     SUBJECT COMPANY INFORMATION

     The name of the subject company is Siderca S.A.I.C., a corporation organized under the laws of the Republic of Argentina. Siderca's principal executive offices are located at Av. Leandro N. Alem. 1067, C1001AAF Buenos Aires, Argentina. Siderca's telephone number is (54) 11-4018-2244.

     The titles of the classes of equity securities to which this statement relates are Class A ordinary shares of Siderca, nominal value ARP1.00 (one Argentine peso) per share (the "Siderca shares"), and American Depositary Shares, or ADSs, each representing 10 Class A ordinary shares (the "Siderca ADSs"). The ADSs are evidenced by American Depositary Receipts. As of October 18, 2002, a total of 1,000,000,000 Shares were issued and outstanding. As of October 18, 2002, a total of 54,581,040 Siderca shares were registered in the name of the depositary for Siderca's ADR program.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of Siderca, as the subject company and the person filing this statement, are set forth in Item 1 above.

     This Schedule relates to an exchange offer (the "Exchange Offer") by Tenaris S.A., a corporation organized under the laws of the Grand Duchy of Luxembourg, under which Tenaris is offering to exchange (1) one Tenaris ordinary share, par value USD1.00 per share, for every 1.0933 Siderca shares tendered; (2) one Tenaris ADS (representing 10 Tenaris ordinary shares) for every 1.0933 Siderca ADSs tendered (the exchange ratios referred to in (1) and (2) above are collectively referred to herein as the "Siderca Exchange Ratio"); (3) one Tenaris ordinary share for every 0.9452 common shares, having no par value, of Tubos de Acero de Mexico S.A. ("Tamsa"), a corporation organized under the laws of the United Mexican States, tendered; (4) one Tenaris ADS (representing 10 Tenaris ordinary shares) for every 1.8904 Tamsa ADSs (each representing 5 Ordinary shares of Tamsa) tendered; and (5) one Tenaris ordinary share for every 12.0267 ordinary shares, nominal value E0.16 per share, of Dalmine S.p.A., a corporation organized under the laws of the Republic of Italy, tendered, upon the terms and subject to the conditions set forth in the prospectus dated November 8, 2002 (the "Prospectus") and in the related forms of acceptance and ADS letters of transmittal. The Exchange Offer is also described in an Exchange Offer Statement on Schedule TO filed by Tenaris with the United States Securities and Exchange Commission (the "SEC") on November 12, 2002 (as amended and supplemented from time to time, the "Schedule TO"). The Exchange Offer is open to all holders of Siderca ADSs and to all holders of Siderca shares, as described in the Prospectus.

     As set forth in the Schedule TO, Tenaris will not be required to accept for exchange or exchange any tendered Siderca shares or ADSs and may terminate the Exchange Offer with respect to Siderca shares and ADSs, if, at the expiration date of the exchange offer, 8.83% or less of Siderca's outstanding shares (in the form of shares or ADSs) have been validly tendered and not withdrawn or 28.16% or less of Tamsa's outstanding shares (in the form of shares or ADSs) have been validly tendered and not withdrawn.

     In addition, Tenaris will not be required to accept for exchange or exchange any tendered Siderca shares or ADSs and may terminate the Exchange Offer with respect to Siderca shares and ADSs if at any time prior to the expiration date of the Exchange Offer or, in the case of conditions dependent upon the receipt and maintenance in full effect of a required regulatory approval, at any time prior to the date of the actual exchange, any of the following conditions exists:

     - any provision of applicable law or regulation or any judgment, injunction or decree prohibits the consummation of the Exchange Offer in whole or in part;

     - any material required approval, including any required regulatory license and any definitive listing approval, has not been obtained or has been withdrawn or rescinded, or any required approval has not remained in full force and effect or any governmental authority has:

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     - imposed, in connection with granting any required approval, any condition, which, when taken together with all other conditions imposed by governmental authorities in connection with the required approvals, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tenaris's operations (including Siderca, Tamsa, Dalmine and their respective subsidiaries) after the exchange date; or

     - required the taking of any action after the settlement date which itself requires prior approvals or actions by a governmental authority if that action or approval could not be taken or obtained and the failure to take those actions or obtain those approvals would reasonably be expected, individually or in the aggregate, to have a material adverse effect on Tenaris's operations (including the operations of Siderca, Tamsa, Dalmine and their respective subsidiaries); or

     - since the date of the Prospectus any event, occurrence, development or state of circumstances or facts has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tenaris or any of Siderca, Tamsa or Dalmine;

     which, in Tenaris's reasonable judgment, makes it inadvisable to proceed with such acceptance for exchange or exchange.

     Furthermore, the consummation of the Exchange Offer with respect to Siderca shares and ADSs is conditioned on the consummation of the Exchange Offer with respect to Tamsa shares and ADSs.

     Tenaris has stated in the Prospectus that it may waive any of the above conditions in whole or in part in its discretion. The Prospectus also sets forth the terms and conditions under which Tenaris may amend or terminate the Exchange Offer or extend the Exchange Offer period.

     Tenaris's registered office is located at 23 Avenue Monterey, L-2086, Luxembourg.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described herein (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of Siderca, as of the date of this Schedule there exists no material agreement, arrangement or understanding or actual or potential material conflict of interest between Siderca or its affiliates and (1) Siderca's executive officers, directors or affiliates or
     (2) Tenaris or its executive officers, directors or affiliates.

     Tenaris controls Siderca. As of October 18, 2002, Tenaris, directly and through its subsidiaries, owned a 71.17% interest in Siderca (51.96% directly and 19.21% through Tenaris's wholly-owned subsidiary, Invertub S.A.). As of October 18, 2002, San Faustin N.A. owned 100% of Tenaris directly or through its wholly-owned subsidiary, Sidertubes S.A. San Faustin is controlled by Roberto Rocca, who thereby indirectly controls Siderca. Accordingly, beneficial ownership of San Faustin's interest is attributed to Roberto Rocca under U.S. federal securities law.

     For the nine-month transition period ended December 31, 2001, the aggregate compensation of all Siderca's directors, alternate directors, members of the supervisory council and executive officers paid or accrued during the period for services in all capacities was approximately ARP6.1 million.

     The total number of shares owned by Siderca's directors, alternate directors, members and alternate members of the supervisory council and executive officers as of October 18, 2002 was 41,840, not including shares directly or beneficially owned by Roberto Rocca, president of Siderca's board of directors and chairman of San Faustin.

     The other officers, directors and members of the supervisory council that hold ordinary shares of Siderca, in each case in an amount less than one percent of our total outstanding ordinary shares are Federico Alejandro Pena, Fernando Ricardo Mantilla, Alberto Francisco Pertini, Juan Jose Valdez Follino, Mario Hugo Azulay and Roberto Anibal Fernandez Moujan.

     Paolo Rocca, chief executive officer and a director of Siderca, is the chief executive officer and a director of Tenaris. Paolo Rocca is the son of Roberto Rocca. As of October 18, 2002, Carlos
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     Condorelli, chief financial officer of Tenaris, owns 4,725 Siderca shares and 887 Siderca ADSs, and Fernando Mantilla, a director of both Siderca and Tenaris and secretary of San Faustin, owns 8,800 Siderca shares. Fernando Mantilla is also the first cousin of Horacio de las Carreras, secretary to Siderca's board of directors. In addition, Enrico Bonatti, a director of Tenaris, is the first cousin of Paolo Rocca and the brother of Roberto Bonatti, a director of Siderca.

     In addition, nine of Siderca's thirteen directors are employed by affiliates of Tenaris.

     CORPORATE REORGANIZATION TRANSACTIONS

     Tenaris and certain of its affiliates have entered into the transactions summarized below as part of the implementation of Tenaris's corporate reorganization and in preparation for the Exchange Offer.

     On November 22, 2001, Sidertubes acquired from a wholly-owned subsidiary of San Faustin a 57.00% interest in Santa Maria S.A.I.F. (an Argentine corporation that held, among other assets, 19.21% of Siderca) for USD152.3 million, which was the historical book value of those assets.

     On December 17, 2001, Tenaris was organized as a Luxembourg corporation, with Sidertubes holding a 99.68% interest and San Faustin holding a 0.32% interest.

     On December 21, 2001, Sidertubes transferred its entire interest in Santa Maria to Tenaris. Pursuant to an agreement between Sidertubes and Tenaris, dated May 23, 2002, the transfer was treated as a credit on account of future capital contributions in the amount of USD152.3 million. The parties also agreed that the amount of the credit would be adjusted as necessary in the future based on the value of Santa Maria's assets related to the steel pipe business.

     On December 31, 2001, Santa Maria approved a spin-off of its assets related to the steel pipe business (including its interest in Siderca) to Invertub, a newly-formed Argentine corporation. The spin-off was completed on July 10, 2002. In connection with the spin-off, Tenaris received a 99.9% interest in Invertub concurrently with the cancellation of Tenaris's shares in Santa Maria, while the other shareholders of Santa Maria retained a 100% interest in Santa Maria.

     As of December 31, 2001, Sidertubes held directly or indirectly all of the companies, representative offices and other assets comprising the Techint commercial network, an extensive commercial network with operations worldwide providing sales and marketing services to the Techint group, which is an international group of companies with operations in the steel, energy, infrastructure, engineering, construction and public service sectors over which San Faustin exercises either control or significant influence. On April 24, 2002, Sidertubes acquired from Santa Maria for USD32,774 a 100% interest in Abeluz S.A., a Uruguayan corporation with no significant assets or liabilities, which will be renamed Tenaris Global Services S.A. after settlement of the exchange offer. On June 18, 2002, Sidertubes approved the separation of Tenaris Global Services from the rest of the assets comprising the Techint commercial network. Accordingly, Sidertubes caused its direct or indirect subsidiaries in the Techint commercial network to:

     - transfer to Abeluz all those companies and other assets that provide sales and marketing services primarily to Tenaris's manufacturing subsidiaries, including Siderca, Tamsa and Dalmine and their respective subsidiaries (the "Tenaris companies") for the aggregate amount of USD
       19.4 million, and

     - enter into contracts that will assign upon completion of the Exchange Offer to Abeluz or its subsidiaries those export agency agreements entered into between the Tenaris companies and those Techint group companies that were not reorganized as subsidiaries of Abeluz.

     On June 18, 2002, after the consummation of the transactions describe above, Sidertubes sold all of its assets not relating to the steel pipe business, as well as all of its liabilities, to an affiliate of Sidertubes for USD320.8 million.

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     On September 13, 2002, Tenaris entered into a corporate reorganization agreement with Sidertubes pursuant to which Sidertubes agreed:

     - to contribute all of its assets and liabilities (consisting primarily of Sidertubes' remaining 52% interest in Siderca, a 6.9% interest in Tamsa, a 0.2% interest in Dalmine, a 100% interest in Tenaris Global Services, its interest in Tenaris and the credit against Tenaris associated with the transfer of Invertub to Tenaris) to Tenaris in exchange for 710,747,090 shares newly issued by Tenaris;

     - upon settlement of the Exchange Offer, to satisfy Tenaris's obligation to deliver shares of Tenaris pursuant to the exchange offer by delivering to the tendering shareholders of Siderca, Tamsa and Dalmine whose shares in those companies were accepted for exchange, shares of Tenaris received by Sidertubes in connection with the contribution made by it to Tenaris; and

     - following Sidertubes' delivery of shares of Tenaris to the tendering shareholders, to make a second capital contribution to Tenaris of all of Sidertubes' assets and liabilities (consisting of any remaining shares in Tenaris and a credit arising from Sidertubes' delivery of shares of Tenaris to tendering shareholders upon settlement of the Exchange Offer) in exchange for 710,747,090 shares newly issued by Tenaris.

     Under the corporate reorganization agreement, the per-share value of the assets and liabilities contributed to Tenaris as described above is to be allocated USD1.00 to share capital and USD0.10 to legal reserve, with the balance being allocated to share premium. Sidertubes made the first contribution described above on October 18, 2002. The value of this contribution (USD1,275 million) was allocated as follows:

     - USD710.7 million to share capital;

     - USD71.1 million to legal reserve;

     - USD127.5 million to a freely-distributable issuance premium; and

     - the balance (USD365.7 million) to the issuance premium distributable only in accordance with Luxembourg laws and regulations applicable to capital reductions.

     Sidertubes will make the second contribution described above as soon as practicable after settlement of the Exchange Offer.

     MARKETING AGREEMENTS

     Each of Siderca and certain of its affiliates and subsidiaries have entered into an export agency agreement with a company belonging to the Techint commercial network. In addition, some of the Tenaris companies have entered into agreements with each other in respect of sales in their home countries. The purpose of these arrangements is to maximize the commercial penetration of the Tenaris companies in their export markets and take maximum advantage of each company's manufacturing and distribution capabilities in its respective domestic market. A description of these marketing agreements follows.

     - Business Opportunities Agreement. This agreement governs the creation and activities of organized joint business units. These units combine in single management structures planning and marketing activities that will focus on specific product lines, client types and territorial coverage (global, regional and local). Siderca, Tamsa and Dalmine finalized this joint policy with the signing of the "Business Opportunities Agreement" on March 30, 2001.

     - Siderca, Tamsa and Dalmine export agency agreements. Pursuant to these agreements, restated as of September 27, 2000, September 29, 2000 and October 4, 2000, respectively, each of Siderca, Tamsa and Dalmine has appointed a Techint group company as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and
       Italy and, in the case of Dalmine, excluding also the other member countries of the European Union ("EU") and certain
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       other countries. The respective Techint group companies are entitled to a commission equal to 3% of the FOB value of their sales of Siderca's, Tamsa's and Dalmine's products, and to be reimbursed by Siderca, Tamsa and Dalmine, as the case may be, for a portion of the total general expenses incurred by such companies and for special sales costs.
       Siderca's and Tamsa's agreements expire on September 30, 2003, and Dalmine's on October 1, 2003, and all of them are automatically renewable for successive three-year terms unless either of the respective parties notifies the other in advance of its intention not to renew the agreement.

     - NKKTubes export agency agreement. Pursuant to this agreement, dated May 24, 2000, NKKTubes has appointed a Techint commercial network company as its non-exclusive agent for the sale of its products in all countries outside Japan. The Techint commercial network company will receive a commission on its sales of NKKTubes' products in an amount to be agreed upon on a case-by-case basis in accordance with the nature of the sales agency transaction. The agreement has a term of fifteen years.

     - Confab and Siat export agency agreements. Confab Industrial S.A. ("Confab") and Siat S.A.I.C. ("Siat") have appointed a Techint group company as their non-exclusive agent for the sale of all of their products in all countries except Brazil, in the case of Confab, and Argentina, Brazil, Italy and Mexico, in the case of Siat. The Techint group company is entitled to a commission equal to 5% of the FOB value of its sales of Confab's and Siat's products. The agreements expire on January 1, 2003, and September 30, 2004, and are automatically renewable for successive one-year and three-year terms, respectively.

     - Reciprocal export agency agreement between Siderca and Tamsa relating to sales in Argentina and Mexico. Pursuant to this agreement, dated December 23, 1993, Tamsa has granted Siderca the non-exclusive right to market and sell Tamsa's products in Argentina, and Siderca has granted Tamsa the non-exclusive right to market and sell Siderca's products in Mexico. This agreement provides for Siderca and Tamsa to purchase each others' products for resale in their domestic markets at prices which permit them to earn the equivalent of a 7.5% commission on the actual price charged to third party customers.

     - Reciprocal export agency agreement between Siderca, Tamsa and Dalmine. Pursuant to this agreement dated March 29, 1996, Siderca and Tamsa have granted to Dalmine, and Dalmine has granted to Siderca and Tamsa, the non-exclusive right to market and sell their respective products through their respective local commercial networks. This agreement provides that Dalmine will purchase the products of Siderca and Tamsa, and Siderca and Tamsa will purchase the products of Dalmine, at third-party export prices. The agreement additionally provides for Dalmine's distributors to purchase Siderca's and Tamsa's products for resale at prices which would earn them the equivalent of a commission on sales varying between 3% and 15% depending on the nature of the services rendered by Dalmine's distributors.

     - Other agreements. Siderca, Tamsa and Dalmine have entered into numerous agreements with member companies of the Techint commercial network in various countries around the world pursuant to which one or more of them agrees to sell, and one or more of the Techint commercial network companies agrees to buy, seamless steel pipe products for resale under stocking programs (and other similar programs) to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agrees to assume any and all risks of the operation. To this end, under specified circumstances (e.g., failure to consummate resale, product rejection, customer delay), the selling party would be required to repurchase the pipes sold to the reseller.

     AGREEMENTS TO SHARE COSTS AND KNOW-HOW

     Siderca, Tamsa and Dalmine have entered into agreements among themselves to share costs and know-how and provide each other with technical assistance. A description of these agreements follows.
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     - Industrial and Technical Integration and Exchange Agreement (Contrato de
       Intercambio y Complementacion Industrial). Pursuant to this agreement, dated August 1996, Siderca and Tamsa have agreed to exchange technical and operational assistance and technology in the areas of manufacturing and supply and in other areas affecting manufacturing operations. Fees are payable for transfers of technology and other services provided under the agreement.

     - Assistance Contract (Contratto de Assistenza). Pursuant to this agreement, dated March 28, 1996, Siderca agreed to provide Dalmine with technical and managerial assistance and Dalmine agreed to pay a fixed semi-annual fee of Italian lire 700 (E0.4 million) million in equal parts to Siderca and another Techint Group company. Following the execution of the Cost Contribution Agreement (discussed below), payments to Siderca under this assistance agreement ceased as of June 30, 2000 and payments to the Techint Group company ceased effective March 31, 2001.

     - Cost Contribution Agreement. Pursuant to this agreement, dated May 11, 1999, Siderca, Tamsa and Dalmine have agreed to share the cost of various activities whose costs and benefits can be shared among the three companies and for which the three companies have not established special purpose companies (in areas such as research and development, marketing and communications, human resources management, information systems and general management issues) in order to avoid duplicative efforts and expenses. The agreement establishes the bases to carry out these activities, such as guidelines for approval and execution, rules for usage of resources and the percentage of sharing of costs among the parties. Management of the three companies will decide on a case-by-case basis which activities will be included as part of this agreement. The agreement has no fixed term.

     AGREEMENTS RELATING TO NKK'S TECHNOLOGY

     Under the agreements relating to Siderca's purchase on May 24, 2000, of a 51% shareholding in NKKTubes K.K. ("NKKTubes"), NKK Corporation ("NKK") agreed to license to Tenaris its manufacturing technology, patents and trademarks for manufacturing steel (for use in the manufacturing of seamless steel pipe) and seamless steel pipe. Under the licensing arrangements, NKK has agreed to provide reasonable technical assistance as necessary to enable the Tenaris companies rapidly to assimilate NKK's technology. These licensing agreements, which have a term of fifteen years effective August 1, 2000, were made between NKK and Tenaris Connections A.G., a company owned in equal shares by Siderca, Tamsa and Dalmine. NKK also agreed to license its manufacturing technology, patents and trademarks for making premium connections to the Tenaris companies.

     In February 2002, Tenaris acquired NKK's manufacturing technology, patents and trademarks for making premium connections for USD1.9 million.

     In connection with NKK and Kawasaki Steel Corporation's business combination, effective on September 27, 2002, Siderca and NKK reached on September 25, 2002 an agreement that amends certain provisions of the various agreements relating to the creation and governance of the NKKTubes joint venture. The parties are currently negotiating the terms of the proposed termination of the licensing agreements relating to NKK's technology and have agreed to use best efforts to complete such negotiations promptly. While Siderca would not have access to NKK's technology and know-how in the future, a termination of the licensing agreements would not affect Siderca's ability to continue to use the technology and know-how already licensed to it. In addition, a termination of the licensing agreements would not affect the Tenaris companies' rights to the NKK range of premium connections, which the Tenaris companies acquired in 2002.

     REORGANIZATION OF PREMIUM JOINT TECHNOLOGY AND LICENSING ACTIVITIES

     In January 2000, Siderca, Tamsa and Dalmine agreed to reorganize their premium joint technology and licensing activities under an existing special purpose company and each of them invested approximately USD0.5 million in the capital stock of Tenaris Connections. All of the Tenaris companies' research, development, licensing, patent maintenance activities relating to premium joint technologies
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     owned by, or licensed to, the Tenaris companies and the corresponding technical information, know-how, certain trademarks, commercial names, and licenses of the Antares, SEC and Atlas Bradford premium joint technologies are concentrated in Tenaris Connections and its subsidiary, Tenaris Connections B.V. Antares and SEC premium joint technologies are proprietary to the Tenaris companies. Atlas Bradford premium joint technology was licensed to Tenaris Connections B.V. by Grant Prideco Inc. in June 1998. Tenaris Connections has granted sublicenses to each of Siderca, Tamsa and Dalmine for the premium joint technologies for which it has licensing rights. Except for certain domestic market sales, royalty payments under these sublicenses are standardized at 6% of the net export selling price.

     JOINT POLICY REGARDING ALLOCATION OF SALES ORDERS

     Siderca, Tamsa and Dalmine have agreed to adopt a uniform, voluntary policy governing the allocation of sales orders among themselves. The purpose of this policy is to facilitate the most efficient and profitable allocation of sales orders among themselves by taking advantage of each company's manufacturing and distribution capabilities, while at the same time ensuring equitable treatment of the three companies. The principal features of this policy are as follows:

     - sales orders involving products or product specifications that are manufactured by only one of the three companies will be allocated to that company;

     - sales orders for delivery within one of the companies' respective local markets will be allocated to that company if it manufactures the products requested by the customer. Siderca's local market consists of Argentina, Tamsa's local market consists of Mexico and Dalmine's local market consists of the member countries of the EU plus Switzerland and Norway (except sales of OCTG and line pipe products destined for the North Sea area); and

     - sales orders for delivery outside the three companies' local markets involving products that are manufactured by more than one of them will be allocated based on the recommendation of a central mill load coordinator, who is appointed by mutual agreement among the three companies. This recommendation will be based on several considerations, including the customer's desired delivery schedule and logistical and service needs, the optimal utilization of each company's manufacturing facilities and the maximization of profits for the three companies. Each company will have the right to reject a sales order allocated to it and to appeal the allocation of that sales order to another company. Product orders subject to allocation on this basis represented approximately 35% of the companies' combined sales volume in the second half of 2001.

     To ensure transparency under this uniform policy, all requests for quotation received by any of the three companies or by the Techint commercial network relating to their products will be entered by the relevant business unit into a centralized internal bidding system, which can be accessed by each of them. The business unit will offer the customer a single quotation without identifying the company to whom the sales order will be allocated (unless the customer requires otherwise). At the same time, each of the three companies has agreed to use commercially reasonable efforts to satisfy the requirements imposed on suppliers by their customers, thereby qualifying themselves to make sales to those customers on an equal basis.

     REORGANIZATION OF INFORMATION TECHNOLOGY AND PROCUREMENT ACTIVITIES

     Siderca, Tamsa and Dalmine have established a special purpose company to develop an e-procurement portal and a second special purpose company to develop new Information Technology ("IT") systems. These IT systems are intended to integrate the commercial activities of the Tenaris companies and enable them to offer value-added services, differentiating them from their competitors and facilitating customer retention. Subsequently, it was determined that additional synergies could be gained from extending the scope and benefits of these special purpose companies to Siderar S.A.I.C. ("Siderar").

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     - E-Procurement Portal.  Siderca, Tamsa, Dalmine and Siderar invested
       USD9.5 million (divided into four equal shares) to develop an e-procurement portal called Exiros, through which they have centralized their procurement activities. It is also intended to improve the supply of products associated with the sale of the Tenaris companies' pipes. The portal began operating in March 2001, and is owned by Lomond Holdings B.V., a Netherlands company, whose shares are held in equal parts by Siderca, Tamsa, Dalmine and Siderar.

     - Development of New IT Systems. Siderca, Tamsa, Dalmine and Siderar have established a new IT company, Information Systems and Technologies N.V., a Netherlands company, whose shares are held by Siderca (25%), Tamsa (25%), Dalmine (25%) and Siderar (25%). The purpose of this company will be to develop IT systems and hardware for use by the Tenaris companies, the Techint commercial network, Siderar and Siderurgica del Orinoco, C.A. These systems will be used to enhance the management of the commercial activities of the Tenaris companies and their customer service capabilities worldwide.

     SUPPLY OF NATURAL GAS

     Siderca is party to contracts with Tecpetrol S.A. and Transportadora de Gas del Norte S.A. ("TGN") relating to the supply of natural gas to Siderca's operations.

     Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Tecpetrol supplies natural gas to Siderca, and has entered into an agreement with Repsol YPF S.A. pursuant to which Repsol YPF supplies Siderca with such of Siderca's requirements as Tecpetrol cannot meet directly. Tecpetrol charges Siderca the same price at which Tecpetrol obtains natural gas from Repsol YPF.

     TGN holds a gas transportation license in Argentina and operates two major pipelines which connect two major gas basins, Neuquen and Noroeste-Bolivia, to the largest consumption centers in Argentina. TGN charges Siderca a price that is consistent with prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. The Techint group holds a significant but non-controlling interest in TGN.

     FINANCIAL AND ADMINISTRATIVE SERVICES

     Santa Maria S.A.I.F., a financial services company and member of the Techint group, provides various financial and treasury services to Siderca, including share registration services. Siderca pays Santa Maria fees and transaction charges at rates comparable to those that can be obtained from third parties.

     Finma S.A., a company owned by various Techint group executives, provides administrative and legal support services to Techint group companies, including Siderca.

     SHARING OF IT SYSTEMS

     Siderca and Siderar have shared the data-processing costs of their respective information systems in Argentina since December 1995 through a project company under the name of A.C.E. TECSIS-Tecnologia en Sistemas.

     PROCUREMENT SERVICES

     Siderca has contracted a Techint commercial network company to provide services relating to its procurement of goods and materials, excluding purchases of iron oxides, from outside of Argentina. Siderca pays a 3.0% commission on the value of its purchases made through the Techint commercial network.

     PROVISION OF ENGINEERING AND LABOR SERVICES

     Siderca contracts Techint group companies to provide engineering and non-specialist manual labor services, such as cleaning, general maintenance and light construction services. These services can usually be provided by other Techint group companies at more competitive prices than if they were performed by Siderca itself, and are contracted out at market rates.

     FUNDACION HNOS. AGUSTIN Y ENRIQUE ROCCA

     The Fundacion Hnos. Agustin y Enrique Rocca is a nonprofit foundation that undertakes social welfare projects in areas where the Techint group operates. The foundation is funded by member companies of the Techint group.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

     At the meeting of Siderca's board of directors on November 14, 2002, the board of directors determined that the Exchange Offer is fair to and in the best interests of Siderca and the holders of Siderca shares and ADSs and issued a recommendation in accordance with Argentine law that acceptance of the Exchange Offer should be beneficial to holders of Siderca shares and ADSs.

     Pursuant to Argentine law, directors with conflicts of interest must abstain from discussion and voting on the Exchange Offer in the relevant board meeting. Accordingly, these directors did not discuss or vote on the Exchange Offer at the board meeting on November 14, 2002.

     REASONS FOR THE RECOMMENDATION

     In arriving at its recommendation, the board of directors considered a number of factors, including, but not limited to the following:

     - that Tenaris will be larger in size than Siderca and geographically well diversified, with the ability to allocate production orders more efficiently among its operating subsidiaries without potential conflicts of interest among shareholders of Siderca, Tamsa and Dalmine;

     - that the controlling shareholders of Siderca will continue to be the controlling shareholders of Tenaris and that all shares, including those held by the controlling shareholders, will have equal voting rights;

     - that Tenaris will have, as compared to Siderca, a greater share liquidity, a larger investor base and receive more attention from the international investment community;

     - that the valuation of publicly-traded companies over a 180-day period is in compliance with Argentine law;

     - that the value (USD70 million) attributed to the commercial network and the other participations in non-publicly traded companies is reasonable in light of historical information regarding sales volume and commissions paid to the commercial network as well as the reasonable value attributable to Metalmecanica S.A. and Metalcentro S.A.;

     - that PricewaterhouseCoopers has passed upon the correctness of the market value calculations; and

     - the opinion of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), dated November 7, 2002, that, as of the date thereof and based upon and subject to certain considerations and assumptions, the Siderca Exchange Ratio was fair from a financial point of view to the holders of Siderca shares and ADSs other than Tenaris.

     The full text of the written opinion of Credit Suisse First Boston, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations of the review conducted by Credit Suisse First Boston in rendering its opinion, is attached as Annex A to this statement. Holders of Siderca shares and ADSs are encouraged to, and should, read such opinion in its entirety. Credit Suisse First Boston's opinion is for the information of the Siderca board of directors, addresses only the fairness of the Siderca Exchange Ratio to the holders of Siderca shares and ADSs other than Tenaris and does not address any other aspect of the Exchange Offer or constitute a recommendation as to whether holders of Siderca shares and ADSs should tender their shares or ADSs pursuant to the Exchange Offer or as to how any holder of Siderca shares and ADSs should vote or act on any matter relating to the Exchange Offer. This summary is qualified in its entirety by reference to the full text of the opinion.

     On November 14, 2002, the Siderca board of directors filed with the Comision Nacional de Valores (the "Argentine Securities Commission") and the Buenos Aires Stock Exchange its opinion and recommendation with respect to the Exchange Offer. A free English translation of such opinion and technical recommendation is attached as Annex B.

     INTENT TO TENDER

     To the best of Siderca's knowledge after reasonable inquiry, all of the officers and directors of Siderca who own Siderca shares and ADSs plan to tender their Siderca shares and ADSs pursuant to the terms of the Exchange Offer. The members of Siderca's supervisory council do not plan to tender their Siderca shares (10 Siderca shares in each case) pursuant to the terms of the Exchange Offer, as they are required by Argentine law to hold a de minimis number of Siderca shares as long as they remain in office.

     None of Siderca's affiliates that own Siderca shares or ADSs plan to tender their Siderca shares and ADSs.

ITEM 5.     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     J.P. Morgan Securities, Inc. ("JPMorgan"), the dealer manager to the Exchange Offer and financial advisor to Tenaris, has provided from time to time financial advisory and investment banking services to Siderca, unrelated to the Exchange Offer, for which JPMorgan has received customary compensation. In the ordinary course of business, JPMorgan may from time to time effect transactions and hold positions in the securities of Siderca and Tenaris.

     Credit Suisse First Boston has been retained by Siderca to render an opinion, which is attached as Annex A to this statement, to the Siderca board of directors with respect to the fairness from a financial point of view of the Siderca Exchange Ratio to the holders of Siderca shares and ADSs other than Tenaris but did not participate in any discussions or negotiations between Siderca and Tenaris with respect to the determination of the Siderca Exchange Ratio.

     Pursuant to the terms of Credit Suisse First Boston's engagement letter, Siderca has agreed to pay Credit Suisse First Boston a fee, which was conditioned upon rendering its opinion to the board of directors of Siderca. In addition, Siderca has agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses, including the fees and expenses of its legal counsel and any other advisor retained by Credit Suisse First Boston, resulting from or arising out of its engagement by Siderca and will also indemnify Credit Suisse First Boston against certain liabilities, including liabilities arising under the federal securities laws.

     Credit Suisse First Boston and its affiliates have in the past provided, and may in the future provide, financial and investment banking services to Tamsa and other affiliates and the shareholder of Tenaris, for which services Credit Suisse First Boston has received and expects to receive compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade or hold the debt and/or equity securities of Siderca, Tamsa, Dalmine, Tenaris, the shareholder of Tenaris and their affiliates for its own accounts, the accounts of its affiliates and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Prior to Credit Suisse First Boston's engagement in connection with the Exchange Offer, Credit Suisse First

     Boston had not advised either Siderca or Tenaris on any strategic transaction and had not managed any financing transactions for either Siderca or Tenaris.

     Except as described above, neither Siderca, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Exchange Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Siderca, for which they shall receive no additional compensation.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Other than the transfer of Siderca shares by Sidertubes to Tenaris as discussed in Item 3 above, no transactions in Siderca shares have been effected during the past 60 days by Siderca or, to the knowledge of Siderca, by any executive officer, director, affiliate or subsidiary of Siderca.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule, Siderca is not currently undertaking or engaged in any negotiations in response to the Exchange Offer that relate to or would result in, one or more of the following or a combination thereof: (1) a tender offer for or other acquisition of Siderca's securities by Siderca, any subsidiary of Siderca or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Siderca or any subsidiary of Siderca; (3) a purchase, sale or transfer of a material amount of assets of Siderca or any subsidiary of Siderca; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Siderca.

     Except as set forth in this Schedule, there are no transactions, resolutions of the Siderca board of directors, agreements in principle or signed contracts that have been entered into in response to the Exchange Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.     ADDITIONAL INFORMATION.

     On November 14, 2002, Siderca issued a press release announcing Siderca's opinion and recommendation with respect to the Exchange Offer. A copy of this press release is attached as Annex C.

ITEM 9.     EXHIBITS.

   +(a)(1)         Prospectus mailed to investors, dated November 8, 2002
   +(a)(2)         Siderca Form of Acceptance (English translation)
   +(a)(3)         Siderca ADS Letter of Transmittal
   +(a)(4)         Siderca ADS Letter to be Used by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees to
                   Their Clients
   +(a)(5)         Siderca ADS Letter to Brokers, Dealers, Commercial Banks,
                   Trust Companies and Other Nominees
   +(a)(6)         Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9
   +(a)(7)         Text of press release announcing commencement of the
                   exchange offer, dated November 11, 2002
   +(a)(8)         Summary newspaper advertisement, dated November 12, 2002,
                   published in the Wall Street Journal
   *(a)(9)         Opinion of Credit Suisse First Boston Corporation, dated
                   November 7, 2002, to the board of directors of Siderca
                   (included as Annex A)
    (a)(10)        Recommendation of Siderca's board of directors, dated
                   November 14, 2002 (Spanish version)
   *(a)(11)        Recommendation of Siderca's board of directors, dated
                   November 14, 2002 (English translation) (included as Annex
                   B)

   *(a)(11)        Press release, dated November 14, 2002, announcing that
                   Siderca's board of directors issued its recommendation on the Exchange Offer (included as Annex C)
   #(e)(1)         Amended and Restated Export Agency Agreement, dated
                   September 29, 2000, between Siderca S.A.I.C. and Techint
                   Engineering Company B.V.
   #(e)(2)         Amended and Restated Export Agency Agreement, dated October
                   4, 2000, between Tubos de Acero de Mexico S.A. and Techint
                   Engineering L.L.C.
   #(e)(3)         Amended and Restated Export Agency Agreement, dated
                   September 27, 2000, between Dalmine S.p.A. and Techint
                   Engineering S.A.
   #(e)(4)         Cost Contribution Agreement, dated May 11, 1999, between
                   Siderca S.A.I.C., Tubos de Acero de Mexico S.A. and Dalmine
                   S.p.A.
   #(e)(5)         Shareholders' Agreement, dated May 24, 2000, between
                   Siderca, S.A. and NKK Corporation
   #(e)(6)         Investment Agreement, dated May 24, 2000, among Siderca,
                   S.A., NKK Corporation and NKKTUBES
   #(e)(7)         Steel Manufacturing Technology Transfer Agreement, dated May
                   24, 2000, between NKK Corporation and DST Distributors of
                   Steel Tubes, Ltd.
   #(e)(8)         Seamless Steel Pipe Manufacturing Technology and Trademark
                   License Agreement, dated May 24, 2000, between NKK
                   Corporation and DST Distributors of Steel Tubes, Ltd.
   #(e)(9)         NKK Premium Connections Technology and Trademark License
                   Agreement, dated August 1, 2000, between NKK Corporation and
                   DST Distributors of Steel Tubes, Ltd.
   #(e)(10)        Premium Connections (Antares) Technology and Trademark
                   License Agreement dated August 1, 2000, between NKKTUBES and
                   DST Distributors of Steel Tubes, Ltd. S.A.
   #(e)(11)        NKK--Premium Connections Technology and Trademark License
                   Agreement, dated August 1, 2000, between NKK Corporation and
                   DST Distributors of Steel Tubes, Ltd.
   #(e)(12)        NKK--Premium Connections Technology and Trademark Sublicense
                   Agreement, dated October 2, 2000, between DST-Connection
                   Systems BV and Siderca S.A.I.C. S.A.
   #(e)(13)        NKK--Premium Connections Technology and Trademark Sublicense
                   Agreement, dated October 2, 2000, between DST-Connection
                   Systems BV and Tubos de Acero de Mexico, S.A.
   #(e)(14)        NKK--Premium Connections Technology and Trademark Sublicense
                   Agreement, dated October 2, 2000, between DST-Connection
                   Systems BV and Algoma Seamless Tubulars
   #(e)(15)        NKK--Premium Connections Technology and Trademark Sublicense
                   Agreement, dated October 9, 2000, between DST-Connection
                   Systems BV and DST Distributors of SteelTubes, Ltd.
   #(e)(16) Agreement relating to the contribution of the shares of the Argentine company Santa Maria S.A.I.F., dated May 23, 2002, between Sidertubes S.A. and Tenaris Holding S.A. (later renamed Tenaris S.A.)
   #(e)(17)        Excerpts from deed relating to spin-off of Santa Maria
                   S.A.I.F.'s assets to Invertub S.A., dated July 10, 2002
                   (English translation)
   #(e)(18)        Assignment Agreement, dated October 15, 2002, between
                   Techint Engineering Company B.V. and Tenaris Global Services
                   B.V. relating to the assignment of export agency agreements
   #(e)(19)        Assignment Agreement, dated October 15, 2002, between
                   Techint Engineering LLC and Tenaris Global Services LLC relating to the assignment of export agency agreements

   #(e)(20)        Assignment Agreement, dated October 15, 2002, between
                   Techint Engineering Company S.A. and Tenaris Global Services
                   S.A. relating to the assignment of export agency agreements
   #(e)(21)        Corporate Reorganization Agreement, dated September 13,
                   2002, between Sidertubes S.A. and Tenaris S.A.
   #(e)(22)        Agreement, dated September 25, 2002, among NKK Corporation,
                   Siderca S.A., NKKTUBES, DST Distributors of Steel Tubes
                   Ltd., DST Japan K.K. and Tenaris Global Services, amending provisions of the Investment Agreement, dated May 24, 2000, among Siderca, S.A., NKK Corporation and NKKTUBES and replacing the Shareholders' Agreement, dated May 24, 2000, between Siderca, S.A. and NKK Corporation
   #(e)(23)        Amended and Restated Shareholders' Agreement, dated
                   September 25, 2002, between Siderca, S.A. and NKK
                   Corporation (included in Exhibit (e)(22))

---------------

   *Included in the materials delivered to the holders of the Siderca shares and ADSs.

   +Filed as an exhibit to the tender offer statement on Schedule TO filed by Tenaris S.A. (File No. 5-78150) on November 12, 2002, and is incorporated herein by reference.

   #Filed as an exhibit to the Registration Statement on Form F-4 filed by Tenaris S.A. (File No. 333-99769), and is incorporated herein by reference.

                                    ANNEX A

[CREDIT SUISSE FIRST BOSTON LOGO]
                                            Credit Suisse First Boston
                                            Corporation

                                            Eleven Madison Avenue
                                            Telephone 212 325 2000
                                            New York, NY 10010-3629

November 7, 2002
Board of Directors of Siderca S.A.I.C.
Leandro N. Alem. 1067, piso 26
C1001AAF Buenos Aires
Argentina

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of Company Shares (as defined below) of Siderca S.A.I.C. (the "Company" or "Siderca") other than Tenaris S.A. (the "Acquiror"), of the Siderca Exchange Ratio (as defined below). We understand that on November 6, 2002, the Argentine Comision Nacional de Valores (the "CNV"), pursuant to Resolution No. 14,343, approved, and authorized the making of, an offer by the Acquiror to exchange (the "Exchange Offer") (A) one newly issued ordinary share, par value US$1.00 per share ("Acquiror Ordinary Shares"), of the Acquiror for every 1.0933 Class A ordinary shares, nominal value 1.00 Argentine Peso per share ("Company Ordinary Shares"), of the Company (the "Ordinary Share Exchange Ratio") and (B) one newly issued American Depositary Share, each representing the right to receive ten Acquiror Ordinary Shares (together with Acquiror Ordinary Shares, the "Acquiror Shares"), of the Acquiror for every 1.0933 American Depositary Shares, each representing the right to receive ten Company Ordinary Shares (together with Company Ordinary Shares, the "Company Shares") of the Company (together with the Ordinary Share Exchange Ratio, the "Siderca Exchange Ratio") on the terms and conditions contained in the Offer Documents (as defined below). We understand that today, the Acquiror has delivered to you the final prospectus and form of the Oferta de Canje de acciones ordinarias Clase A de Siderca S.A.I.C. por acciones ordinarias de Tenaris S.A. (the "Spanish Offer Document") setting forth in the Spanish language the terms and conditions of the Exchange Offer. The Acquiror has also filed a registration statement on Form F-4, dated September 18, 2002, as amended as of the date hereof, with the U.S. Securities and Exchange Commission containing a preliminary prospectus and form of Offer to Exchange Ordinary Shares and American Depositary Shares (the "English Offer Document") setting forth in the English language the terms and conditions of the Exchange Offer (the English Offer Document and the Spanish Offer Document being collectively referred to as the "Offer Documents"). The Offer Documents also provide that pursuant to the Exchange Offer the Acquiror will also offer to exchange (the "Tamsa and Dalmine Exchange Offers") Acquiror Shares for all outstanding ordinary shares and American Depositary Shares of Tubos de Acero de Mexico S.A. ("Tamsa") and all outstanding ordinary shares of Dalmine S.p.A. ("Dalmine"). We understand that the Acquiror intends to commence the Exchange Offer on November 11, 2002.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, Tamsa, Dalmine and the Acquiror, as well as the Offer Documents. We have also reviewed certain other information, including publicly available financial forecasts relating to the Company, Tamsa, Dalmine and the Acquiror, provided to or discussed with us by the Company and the Acquiror, and have met with the Company's and the Acquiror's managements to discuss the business and prospects of the Company, Tamsa, Dalmine and the Acquiror. We have considered certain financial and stock market data of the Company, Tamsa, Dalmine and the Acquiror, and we have compared those data with similar data for publicly held companies in businesses similar to the Company, Tamsa, Dalmine and the Acquiror. We have considered the financial terms of certain other business combinations and other

[CREDIT SUISSE FIRST BOSTON LOGO]

transactions that have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information (including the information contained in the Offer Documents) and have relied on its being complete and accurate in all material respects. With respect to the publicly available financial forecasts of the Company, Tamsa, Dalmine and the Acquiror referred to above, we have reviewed and discussed such forecasts with the managements of the Company and the Acquiror, respectively, and the managements of the Company and the Acquiror have advised us, and we have assumed, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of the Company, Tamsa, Dalmine and the Acquiror, respectively. We have assumed, with your consent, that the Offer Documents used to make the Exchange Offer will conform to the forms reviewed by us in all respects material to our analyses and that the Exchange Offer and the Tamsa and Dalmine Exchange Offers will commence promptly and be consummated in accordance with the terms of the Offer Documents, without waiver, amendment or modification of any material term, condition or agreement therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, Tamsa, Dalmine or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion only addresses the fairness from a financial point of view of the Siderca Exchange Ratio and does not address whether the Siderca Exchange Ratio satisfies applicable requirements under Argentine law or any aspect of the Tamsa and Dalmine Exchange Offers. We are not expressing any opinion as to the actual value of the Acquiror Shares when issued pursuant to the Exchange Offer or the prices at which Acquiror Shares or Company Shares will trade at any time. Our opinion does not address the relative merits of the Exchange Offer as compared to other transactions or business strategies that might be available to the Company. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have been retained by the Company to render an opinion to the Board of Directors of the Company with respect to the fairness from a financial point of view of the Siderca Exchange Ratio to the holders of Company Shares other than the Acquiror but did not participate in any discussions or negotiations between the Company and the Acquiror with respect to the determination of the Siderca Exchange Ratio. We will receive a fee for rendering this opinion. We and our affiliates have in the past provided, and may in the future provide, financial and investment banking services to Tamsa and other affiliates and the shareholder of the Acquiror, for which services we have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and/or equity securities of the Company, Tamsa, Dalmine, the Acquiror, the shareholder of the Acquiror and their affiliates for our own accounts, the accounts of our affiliates and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Exchange Offer and does not constitute a recommendation to any holder of Company Shares as to whether such holder should tender Company Shares pursuant to the Exchange Offer or as to how any holder of Company Shares should vote or act on any other matter relating to the Exchange Offer or the Tamsa and Dalmine Exchange Offers.

[CREDIT SUISSE FIRST BOSTON LOGO]

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Siderca Exchange Ratio is fair from a financial point of view to the holders of Company Shares other than the Acquiror.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON CORPORATION

                                          By:       /s/ GEORGE WEIKSNER
                                            ------------------------------------
                                            Name: George Weiksner
                                            Title: Vice Chairman

                                    ANNEX B

Buenos Aires, November 14, 2002

TO THE SHAREHOLDERS
OF SIDERCA S.A.I.C.

In compliance with the resolution of the Board of Directors of the Company on November 14, 2002 and the regulatory Rules of the Argentine Securities Commission, set forth below is the opinion of the Board of Directors with respect to the Exchange Offer communicated by Tenaris S.A.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF SIDERCA S.A.I.C.

In accordance with the regulations of the Argentine Securities Commission ("CNV") the exchange offer made by Tenaris S.A. ("Tenaris") on November 7, 2002 qualifies as a public exchange offer under the terms established by General Resolution No. 401/02 of the CNV ("RG401"). In this context, the Board of Directors of Siderca S.A.I.C. (the "Board of Directors") must, under RG401, prepare a detailed report on the offer , (A) containing its remarks in favor of or against the offer, and (B) expressly stating whether any agreement exists between Siderca S.A.I.C ("Siderca") and Tenaris, or between the latter and the members of the management of the former.

Likewise, the Board of Directors must:

C)(1) Provide an opinion on the reasonableness of the price offered in the offer and (2) make a technical recommendation with respect to its acceptance or rejection. For these purposes, it must state whether or not it has requested the opinion of an independent specialized consultant, in which case it is required to discuss the main points of the content of its opinion.

D) Report any decision, either already adopted or imminent or in the process of being adopted that has a reasonable possibility of being adopted, that in the opinion of the directors is relevant as to the acceptance or rejection of the offer.

E) Report whether the directors and executive officers that are shareholders of the issuer plan to accept or reject the offer.

In compliance with the aforementioned obligations, the Board of Directors of Siderca, in its meeting of November 12, 2002, without the vote of Directors Roberto Rocca, Paolo Rocca, Roberto Bonatti, Ernesto Cosavella, Bruno Marchettini, Carlos M. Franck, Fernando Ricardo Mantilla and Federico Alejandro Pena, has resolved to approve this report with respect to the exchange offer made by Tenaris ("the Exchange Offer"), which includes the corresponding recommendation:

A) THE EXCHANGE OFFER - BACKGROUND (SUMMARY)

This report and recommendation of the Board of Directors of Siderca to its shareholders is made in relation to the Exchange Offer described in the following documents: (i) the press release issued by Tenaris on September 13, 2002, (ii) the preliminary prospectus filed by Tenaris with the CNV on September 19, 2002, (iii) the definitive prospectus dated November 7, 2002 (the "Argentine Prospectus"), (iv) the Registration Statement on Form F-4 filed with the Securities and Exchange Commission of the United States of America (the "F-4"),
(v) the supplementary documentation, and (vi) in the amendments made to such documentation.

Under the Exchange Offer, and subject to the terms and conditions established in relation to it, Tenaris has offered to exchange:

- one newly issued share of Tenaris, par value US$1 per share, for every 1.0933 Siderca Class A ordinary shares, nominal value ARP1 per share;

- one newly issued ADS of Tenaris (representing 10 ordinary shares of Tenaris) for every 1.0933 Siderca ADSs;

- one newly issued share of Tenaris, par value US$1 per share, for every 0.9452 Tubos de Acero de Mexico, S.A. de C.V. ("Tamsa") ordinary shares, no par value;

- one newly issued ADS of Tenaris (representing 10 of the Company's ordinary shares) for every 1.8904 Tamsa ADSs; and

- one newly issued share of Tenaris, par value US$1 per share, for every 12.0267 Dalmine S.p.A ("Dalmine") ordinary shares, nominal value #0.16 per share.

In connection with the determination of the proposed exchange ratios, Tenaris primarily considered:

- the average of the daily relative valuations among Siderca, Tamsa and Dalmine over the 180-day period immediately prior to September 13, 2002, the business day on which Tenaris announced its intention to obtain approval of the exchange offer. These valuations were calculated by comparing the total market capitalization of each of Siderca, Tamsa, and Dalmine, based on the closing prices on each trading day of Siderca's ADSs on the NYSE, Tamsa's ADSs on the AMEX and Dalmine's shares on the Mercato Telematico Azionario administered by Borsa Italiana; and

- the value (approximately $70 million) attributed to the holdings of Tenaris in other companies, which include 100% of Tenaris Global Services, 27% of Metalmecanica S.A. and 52% of Metalcentro S.A.

The obligation of Tenaris to consummate the exchange and accept the shares or ADSs of Siderca or Tamsa and the shares of Dalmine tendered under the Exchange Offer is subject to a number of conditions:

For example, Tenaris will not be required to consummate the Exchange Offer, nor accept the tenders of Siderca or Tamsa shares or ADSs, unless a sufficient number of Siderca's total outstanding shares (in the form of shares or ADSs) and Tamsa's total outstanding shares (in the form of shares or ADSs) are validly tendered in the exchange and not withdrawn so that, after consummation of both exchange offers, Tenaris holds, directly or indirectly, more than 80% of Siderca's total outstanding shares and more than 80% of Tamsa's total outstanding shares (in each case, in the form of shares or ADSs). Accordingly, the exchange offer is conditioned on the valid tender without subsequent withdrawal of more than 8.83% of Siderca's total outstanding shares and more than 28.16% of Tamsa's outstanding shares.

In addition, Tenaris will not be required to consummate the Exchange Offer with respect to Dalmine unless a sufficient number of Dalmine's total outstanding shares are validly tendered and not withdrawn so that, after the consummation of the Exchange Offer, Tenaris holds, directly or indirectly, more than 90% of Dalmine's total outstanding shares. Accordingly, the Exchange Offer with respect to Dalmine is conditioned on the valid tender without subsequent withdrawal of more than 42.78% of Dalmine's total outstanding shares.

Also, subject to applicable law, Tenaris may decide not to consummate the Exchange Offer if any legal restraints or prohibitions are imposed on the exchange offer, or if a material adverse change occurs in the business of Tenaris, Siderca, Tamsa or Dalmine, or if required government approvals, including the required listing approvals, are not received. Further detail on the information summarized herein as well as on the background and other conditions of the Exchange Offer can be found in the Argentine Prospectus and the F-4.

Tenaris reserves the right to lower the minimum thresholds required for the acquisition of Siderca, Tamsa or Dalmine shares subject to the exchange offer.

For further information on the details of the Exchange Offer, the Board of Directors recommends reading the Argentine Prospectus and other documents provided by Tenaris or its agents in connection with the Exchange Offer.

B.1) OPINION REGARDING THE REASONABLENESS OF THE EXCHANGE OFFER

The Board of Directors must express its opinion on the Exchange Offer, including the reasonableness of the exchange ratios, the benefits to Siderca shareholders that accept the Exchange Offer, and the benefits

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

to Siderca of the global reorganization of the businesses of Tenaris and its affiliates, including Siderca (together the "Tenaris Group"), all of which has been announced by Tenaris as a strategic objective.

The Board of Directors has based this analysis on the best knowledge of its members, the information provided by Tenaris, the knowledge of the businesses of Siderca and the objective information on the Exchange Offer.

The directors have also considered, among other various issues, the competitive position of Siderca if it were to maintain its present shareholder composition and corporate structure, including the operational rigidity that results from the control of companies with unaffiliated minority shareholders.

With respect to the benefits of participation in the Exchange Offer, Tenaris announced that through the Exchange Offer it seeks to increase the visibility of the steel pipe business of the companies that form the Tenaris Group; align the interests of all shareholders across Siderca, Tamsa and Dalmine; generate further management and operating synergies and provide a more attractive investment opportunity in the steel pipe sector with a view to enhancing its global competitive standing and expanding opportunities for future growth. If the Exchange Offer is successfully completed, Tenaris would be a global company, whose shares would be traded on various stock exchanges, with "pro forma" net sales of US$3.100 billion in 2001 and manufacturing, marketing and distribution capabilities strategically located to serve customers operating in major oil and gas and industrial regions worldwide.

Currently, the group of companies that form the Tenaris Group, has a collective manufacturing capacity of approximately 3.1 million tons of seamless pipes and
0.85 million tons of welded steel pipes.

While Tenaris may not achieve all of its objectives in the Exchange Offer, the Board of Directors finds it reasonable to consider that the shareholders that participate in the Exchange Offer will benefit from the cost savings from synergies and the advantages resulting from management that is guided primarily by considerations of economic efficiency, rather than influenced by the necessity to propitiate and maintain a balance between the business opportunities of the company and its subsidiaries.

In this manner, the present investors of Siderca that accept the exchange proposed by Tenaris will be able to participate in a company of global scale in the production of steel pipes, geographically well diversified, with the ability to allocate production orders more efficiently among its manufacturing plants without potential conflicts of interest among shareholders of Siderca, Tamsa, and Dalmine.

In addition, in the case of the successful Exchange Offer, the controlling shareholders of Siderca will continue to be the controlling shareholders of Tenaris. In this regard, it should be emphasized that all shares issued by Tenaris will have equal voting rights and the controlling shareholder has reserved no voting right advantages with respect to the shares offered in exchange to the minority shareholders.

The shareholders that accept the exchange offer will also benefit from greater share liquidity, a larger investor base and more attention from the international investment community than the shareholders of Siderca.

The 180-day period adopted by Tenaris in order to establish relative exchange ratios appears reasonable since it coincides with the criteria adopted by the Argentine legislation for the valuation of publicly-traded companies (Annex I to Chapter XXVII, Article 24, incorporated to the codified text of the rules of the Argentine Securities Commission by General Resolution 401/2002 of this organization). This opinion is shared by the majority of analysis that has been issued with respect to the transaction.

The US$70 million value attributed to the commercial network and the other participations in non-publicly traded companies appears reasonable in light of historical information regarding sales volume and commissions paid to the commercial network as provided by Tenaris, as well as the reasonable value attributable to Metalmecanica S.A. and Metalcentro S.A. PricewaterhouseCoopers has passed upon the correctness of the market value calculations. This firm took into account the opinion of the firm that valued the participations contributed to Tenaris for purposes of complying with legislation in Luxembourg.

Finally, the firm Credit Suisse First Boston was retained by the Company to provide an opinion to the Board of Directors regarding the exchange ratios from a financial point of view. This firm concluded, based on and subject to the assumptions set forth in such opinion, that the exchange ratios are fair from a financial point of view to the shareholders of Siderca other than Tenaris.

B.2) TECHNICAL RECOMMENDATION

Making an integral evaluation and pondering the favorable and unfavorable conditions examined in previous section B), the technical recommendation of the Board of Directors of Siderca is that the acceptance of the Exchange Offer should be beneficial for the shareholders of Siderca.

C) EXISTENCE OF DECISIONS ADOPTED OR IMMINENT THAT IN THE OPINION OF THE DIRECTORS ARE RELEVANT AS TO THE ACCEPTANCE OR REJECTION OF THE OFFER.

There are no decisions adopted or imminent that, according to the opinion of this Board of Directors, are relevant as to the acceptance or rejection of the offer.

D) THE PLANNED ACCEPTANCE OR REJECTION OF THE OFFER BY THE DIRECTORS AND EXECUTIVE OFFICERS THAT ARE SHAREHOLDERS OF THE ISSUER.

The directors and executive officers of Siderca that own shares of Siderca, Roberto Rocca (192,498 shares), Federico A. Pena (33,000 shares) and Fernando R. Mantilla (8,800 shares), have expressed their intention to accept the Exchange Offer.

E) AGREEMENTS AMONG TENARIS, SIDERCA, AND/OR MEMBERS OF THE BOARD OF DIRECTORS OF SIDERCA.

The Board of Directors has no knowledge to this date of agreements among the Company or the members of the Board of Directors of Tenaris. Dr. Paolo Rocca has been appointed as chief executive officer of Tenaris. Siderca's related-party contracts are mentioned in the Prospectus.

                                          By:   /s/ HORACIO DE LAS CARRERAS
                                            ------------------------------------
                                                  Horacio de las Carreras
                                              Secretary to Board of Directors
                                                      SIDERCA S.A.I.C.

                                    ANNEX C

LOGO

SIDERCA                                                            PRESS RELEASE
TENARIS GROUP

SIDERCA'S BOARD OF DIRECTORS ISSUES ITS RECOMMENDATION ON THE TENARIS EXCHANGE OFFER

Edgardo Carlos/Fernando Pardo                     Cesar Villavicencio
Siderca S.A.I.C.                                  Citigate Dewe Rogerson
(54) 11 4318-4043                                 (212) 688-6840
www.siderca.com

Buenos Aires, November 14, 2002. Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris company, announces that its Board of Directors, in a meeting held today, has issued its recommendation on the exchange offer made by Tenaris S.A. to Siderca's shareholders.

The Board of Directors analyzed and evaluated the conditions of the exchange offer and other relevant factors, including the exchange ratio of one ordinary Tenaris share for every 1.0933 Siderca Class A ordinary shares and one Tenaris ADS (representing ten ordinary shares) for every 1.0933 Siderca ADSs (each Siderca ADS represents 10 Class A ordinary shares). In its recommendation, Siderca's Board of Directors stated that it considered that the acceptance of the exchange offer from Tenaris should be beneficial to Siderca's shareholders.

Credit Suisse First Boston was engaged by Siderca to provide an opinion on the fairness from a financial point of view of the exchange ratio to the holders of Siderca ordinary shares and ADSs other than Tenaris. On November 7, 2002 Credit Suisse First Boston delivered its opinion to the Siderca Board of Directors stating that, as of the date of the opinion and based on and subject to the assumptions and limitations expressed therein, the exchange ratio was fair from a financial point of view to the holders of Siderca ordinary shares and ADSs other than Tenaris.

A complete text of the opinion of Siderca's Board of Directors has been published by the Bolsa de Comercio de Buenos Aires (the Buenos Aires stock exchange) and an English translation will be made available to ADS holders in accordance with U.S. securities regulations.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2002                 /s/ HORACIO DE LAS CARRERAS
                               ----------------------------------------------
                                          Horacio de las Carreras
                                           Secretary to the Board

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